

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

Levi Jacobson
President and Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

      Re: Hemp Naturals, Inc.
          Amended Offering Statement on Form 1-A
          Filed June 24, 2019
          File No. 024-10990

Dear Mr. Jacobson:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amended Form 1-A filed June 24, 2019

Exhibits

1.   We note your statement that the sample subscription agreement is attached. However, it does not appear to be filed. Accordingly, please file your sample subscription agreement. See Item 17.4 of Form 1-A.

You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Tom DeNunzio